Exhibit 1

Transactions in Shares Effected by Kent Lake Partners LP Since the Filing of the Schedule 13D

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Purchase of Common Stock	46,866	$7.8030	02/13/2025
Purchase of Common Stock	60,229	$8.0867	02/14/2025
Purchase of Common Stock	33,981	$7.7765	02/18/2025
Purchase of Common Stock	47,737	$7.7305	02/19/2025
Purchase of Common Stock	24,317	$7.6026	02/20/2025
Purchase of Common Stock	17,131	$7.4926	02/21/2025
Purchase of Common Stock	37,486	$7.5349	02/24/2025
Purchase of Common Stock	411	$7.6725	02/25/2025
Purchase of Common Stock	37,706	$7.9537	02/26/2025
Purchase of Common Stock	40,166	$7.6279	02/27/2025
Purchase of Common Stock	21,102	$7.4613	02/28/2025